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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                          HOLLYWOOD CASINO CORPORATION
             -------------------------------------------------------
                                (Name of Issuer)

                CLASS A COMMON STOCK, PAR VALUE $0.0001 PER SHARE
             -------------------------------------------------------
                         (Title of Class of Securities)

                                    436132203
             -------------------------------------------------------
                                 (CUSIP NUMBER)

                                 WALTER E. EVANS
                         TWO GALLERIA TOWER, SUITE 2200
                                 13455 NOEL ROAD
                               DALLAS, TEXAS 75240
                                 (972) 392-7777

             -------------------------------------------------------

    (Name, Address and Telephone of Person Authorized to Receive Notices and
                                Communications)

                                 AUGUST 7, 2002
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                                   ----------

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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Cusip No. 436132203                                           Page 2 of 6 Pages

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1.       Name of Reporting Person:

         Jack E. Pratt, Sr.

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2.       Check the appropriate box if a member of a group          (a) [ ]
                                                                   (b) [X]

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3.       SEC Use Only.

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4.       Source of Funds                                               PF

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5.       Check box if disclosure of legal proceedings is required pursuant to
         Items 2(d) or 2(e)                                            [ ]

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6.       Citizenship or Place of Organization                     United States

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Number of            7.   Sole Voting Power                            -
Shares
                     -----------------------------------------------------------
Beneficially         8.   Shared Voting Power                    8,585,497 (1)
Owned by
                     -----------------------------------------------------------
Each                 9.   Sole Dispositive Power                       -
Reporting
                     -----------------------------------------------------------
Person               10.  Shared Dispositive Power               8,585,497 (1)
With
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11.   Aggregate amount beneficially owned by each reporting person
                                                                8,585,497

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12.   Check box if the aggregate amount in row (11) excludes certain shares
                                                                     [ ]
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13.   Percent of class represented by amount in row (11)            32.7%

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14.   Type of Reporting Person                                        IN

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         (1)      Includes the following shares of Common Stock subject to the terms of a Stockholder Agreement by and between Penn National Gaming, Inc. ("Penn National"), Hollywood Casino Corporation and Mr. Jack E. Pratt, Sr. granting Penn National shared voting and dispositive power over such shares: 4,110,477 shares of Common Stock owned of record by Mr. Jack E. Pratt, Sr.; 1,642,001 shares of Common Stock owned of record by C.A. Pratt Partners, Ltd of which Mr. Jack E. Pratt, Sr. is the General Partner; 487,568 shares of Common Stock owned of record by Mr. Jack E. Pratt, Sr. as custodian for Michael Eldon Pratt; 487,568 shares owned of record by Jack E. Pratt, Sr. as custodian for Caroline de La Fontaine Pratt; 408,767 shares of Common Stock owned of record by Jill Pratt LaFerney which are subject to a proxy giving Mr. Jack E. Pratt, Sr. the power to vote such shares; 521,616 shares owned of record by John R. Pratt which are subject to a proxy giving Jack E. Pratt, Sr. the power to vote such shares; 31,500 shares of stock held in trust by Mr. Jack E. Pratt, Sr. for the benefit of family members; 14,000 shares of Common Stock owned of record by MEP Family Partnership of which Mr. Jack E. Pratt, Sr. is the Managing Partner; 7,000 shares of Common Stock owned of record by CLP Family Partnership of which Mr. Jack E. Pratt, Sr. is the Managing Partner; and currently exercisable options held by Mr. Jack E. Pratt, Sr. to purchase 875,000 shares of Common Stock.




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                                  SCHEDULE 13D

ITEM 1. SECURITY AND ISSUER

         This statement relates to the Class A Common Stock, $.0001 par value (the "Common Stock"), of Hollywood Casino Corporation, a Delaware corporation (the "Company"), the principal executive offices of which are located at Two Galleria Tower, Suite 2200, 3455 Noel Road, Dallas, Texas 75240.

ITEM 2. IDENTITY AND BACKGROUND

         Mr. Jack E. Pratt, Sr. ("Mr. Pratt") has provided and is filing the information in this statement, and this statement serves as the third amendment to Mr. Pratt's previous 13D filing. Mr. Pratt is a director of the Company, a citizen of the United States and his business address is Two Galleria Tower, 13455 Noel Road, Suite 1000, Dallas, Texas 75240. The filing of this statement shall not be construed as an admission that Mr. Pratt is, for purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this statement.

         During the last five years, Mr. Pratt has not been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in his being subjected to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Mr. Pratt purchased his shares of Common Stock for investment purposes with personal funds.

ITEM 4. PURPOSE OF TRANSACTION

         Mr. Pratt initially acquired his shares of Common Stock for investment purposes, and he continues to hold his shares for investment purposes. On August 7, 2002, the Company entered into a Merger Agreement (filed as Exhibit 7.1) with Penn National Gaming, Inc., a Pennsylvania corporation ("Penn National"), pursuant to which the Company will merge with a subsidiary of Penn National (the "Transaction"). In connection with the Transaction, and at the request of Penn National, Mr. Pratt entered into a Stockholder Agreement on August 7, 2002 (filed as Exhibit 7.2 and incorporated herein by reference). Pursuant to the Stockholder Agreement, Mr. Pratt has agreed, during the term of the Stockholder Agreement, to vote any shares of Common Stock over which he has voting power in favor of the Transaction, and in the event he does not vote his shares in such a manner, he also has granted Penn National, during the term of the Stockholder Agreement, an irrevocable proxy to vote such shares of Common Stock in accordance with the terms of the Stockholder Agreement. Further, Mr. Pratt has agreed not to dispose of, in any manner, any shares over which he has dispositive power (other than a total of 110,000 shares which Mr. Pratt may dispose of as he chooses).

         Except as set forth in this Item 4, Mr. Pratt does not have any present plans or proposals that relate to or that could result in any of the actions specified in clauses (a) through (j) of Item 4 on Schedule 13D.

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ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         As of the Filing Date, Mr. Pratt may be deemed to beneficially own 8,585,497 shares of Common Stock which represents, based on the Company's recent SEC filings, approximately 32.7% of the Common Stock outstanding on May 10, 2002. His interest in these shares is as follows:

     o On August 7, 2002, Mr. Pratt entered into the Stockholder Agreement (as described in Item 4) with Penn National, a Pennsylvania corporation, engaged in the business of owning and operating gaming properties, horse racetracks and associated off-track wagering facilities, with principal executive offices located at Wyomissing Professional Center, 825 Berkshire Blvd., Suite 200, Wyomissing, Pennsylvania 19610. The shares owned by Mr. Pratt that are subject to the Stockholder Agreement are as follows: 4,110,477 shares that he owns of record; 1,642,001 shares owned of record by C.A. Pratt Partners, Ltd. of which he is the General Partner; 487,568 shares that he owns of record as Custodian for Michael Eldon Pratt; 487,568 shares that he owns of record as Custodian for Caroline de La Fontaine Pratt; 31,500 shares that he holds as trustee for the benefit of his family; 14,000 shares owned of record by the MEP Family Partnership of which he is the Managing Partner; 7,000 shares owned of record by the CLP Family Partnership of which his is the Managing Partner; 408,767 shares of Common Stock owned of record by Jill Pratt LaFerney; 521,616 shares of Common Stock owned of record by John R. Pratt. (the 408,767 shares owned by Jill Pratt LaFerney and the 521,616 shared owned by John R. Pratt are subject to a proxy (filed as Exhibit 7.1 and incorporated herein by reference, the "Proxy") granting Mr. Pratt the right to vote but not to dispose of such shares); and 875,000 shares of Common Stock which he has the right to receive pursuant to stock option agreements with the Company;

     o To the best of Mr. Pratt's knowledge, each of MEP Family Partnership, Jill Pratt LaFerney and John R. Pratt,Mr. Pratt have the sole right to receive and the power to direct the receipt of dividends from or the proceeds from the sale of shares they own of record.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         On August 7, 2002, Mr. Pratt entered into the Stockholder Agreement (as described in Item 4).

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         Mr. Pratt is the Managing General Partner of C.A. Pratt Partners, Ltd.;
Custodian for Michael Eldon Pratt and Caroline del La Fontaine Pratt; and Managing Partner of the MEP Partnership and the CLP Partnership, all of which own Common Stock of the Company.

         On December 29, 1998, Mr. Pratt entered into the Proxy with Jill Pratt LaFerney and John R. Pratt. Pursuant to the Proxy, Jill Pratt Laferney and John
R. Pratt irrevocably granted to Mr. Pratt all voting rights with respect to the shares of Common Stock owned by them and agreed not to attempt to exercise any control or influence over Mr. Pratt with respect to voting such shares of Common Stock. The Proxy further provides that the shares of Common Stock subject to the Proxy may not be transferred without Mr. Pratt's approval.

         At the present time there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between or among the Mr. Pratt and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

The following are filed as exhibits to this Statement on Schedule 13D:

EXHIBIT 7.1 Agreement and Plan of Merger, dated as of August 7, 2002, by and among the Company, Penn National Gaming, Inc. and P Acquisition Corp. (filed as Exhibit 2.1 to the Company's current report on Form 8-K, filed on August 9, 2002).

EXHIBIT 7.2 Shareholder Agreement, dated as of August 7, 2002, by and among Penn National Gaming, Inc., the Company and Mr. Pratt (filed as Exhibit 10.3 to the Company's current report on Form 8-K, filed on August 9, 2002).

EXHIBIT 7.3 Voting Trust Agreement, dated December 29, 1998, among Jill Pratt LaFerney, John R. Pratt and Jack E. Pratt (filed as
                     Exhibit 7.2 to the first amendment to the 13D of Jack E. Pratt, filed on February 1, 1999, and incorporated herein by reference), as amended by the First Amendment to Hollywood Casino Corporation Voting Trust Agreement, dated as of November 1, 2001, among Jill Pratt LaFerney, John R. Pratt and Jack E. Pratt (filed as Exhibit 7.3 to the second amendment to the 13D of Jack E. Pratt, filed on January 18,
                     2002).

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                                    SIGNATURE

         After reasonable inquiry and to the best of Mr. Pratt's knowledge and belief, he hereby certifies that the information set forth in this statement is true, complete and correct.

         Pursuant to the requirements of the Securities and Exchange Act of 1934, this Schedule 13D has been signed by Mr. Pratt on August 9, 2002.



                                                   /s/ Jack E. Pratt
                                                   ----------------------------
                                                   Jack E. Pratt



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